

Mail Stop 3720

March 24, 2010

Mr. Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

> **RE: Nobel Learning Communities, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2009**
> **Filed September 9, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended December 26, 2009**
> **File No. 1-10031**

Dear Mr. Frank:

        We have reviewed your supplemental response letter dated March 12, 2010 as well as your filing and have the following comments.

Form 10-Q for Fiscal Quarter Ended December 26, 2009

Note 3. Acquisitions, page 8

1. We note your response to prior comment 3. We believe that the pro forma financial information disclosures required under ASC 805 should be based on financial information prepared in accordance with GAAP for each acquired entity.   In this regard, we note your disclosure at page 9 that due to the seasonality and variations of accounting methodologies from each of the non-public acquired companies, you do not believe it would be meaningful to present pro-forma information regarding these acquisitions on a quarterly basis. We believe that you are required under ASC 805 to provide pro-forma financial information regarding these acquisitions on a quarterly basis. Please revise in future filings or advise.

                                          *   *   *   *

Mr. Thomas Frank
Nobel Learning Communities, Inc.
March 24, 2010
Page 2

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3810 if you have any other questions.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director